UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2017

_________________

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated February 2, 2017 titled “GeoPark Announces New Exploration Discovery and Development Drilling Successes in Colombia”

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES NEW EXPLORATION DISCOVERY AND

DEVELOPMENT DRILLING SUCCESSES IN COLOMBIA

Santiago, Chile – February 2, 2017 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: “GPRK”), a leading independent Latin American oil and gas explorer, operator and consolidator with operations and growth platforms in Colombia, Chile, Brazil, Argentina, and Peru, today announced new drilling successes in the Llanos 34 Block (GeoPark operated with a 45% working interest), in Colombia, consisting of:

1.	Discovery of the new Chiricoca oil field, following the successful drilling and testing of the Chiricoca 1 exploration well, and

2.	Further expansion of the Tigana oil field, following the successful drilling and testing of the Tigana Sur 6 development well.

Chiricoca 1 Well

GeoPark drilled and completed the Chiricoca 1 exploration well to a total depth of 11,966 feet. A production test conducted with an electric submersible pump in the Mirador formation resulted in a production rate of approximately 1,000 bopd of 34 degrees API, with 9% water cut, through a choke of 33/64 mm and wellhead pressure of 34 pounds per square inch. The deeper Guadalupe formation was also tested and produced water with traces of heavy oil. Additional production history is required to determine stabilized flow rates of the well. Surface facilities are in place and the well is already in production.

Tigana Sur 6 Well

GeoPark drilled and completed the Tigana Sur 6 development well to a total depth of 11,645 feet. A production test conducted with an electric submersible pump in the lower Guadalupe formation resulted in a production rate of approximately 1,600 bopd of 15 degrees API, with 8% water cut, through a choke of 52/64 mm and wellhead pressure of 70 pounds per square inch. Additional production history is required to determine stabilized flow rates of the well. Surface facilities are in place and the well is already in production.

The Tigana Sur 6 well encountered a good quality reservoir in the lower Guadalupe formation, with a net pay of approximately 57 feet as well, which represents a significant thickening (almost 60% more) of the average net pay of the lower Guadalupe formation in other producing wells in the Tigana oil field. In addition, the well encountered a new set of reservoir sands in the upper Guadalupe formation, which appear to be oil-bearing from preliminary petrophysical logging information. Further production testing will be required to confirm if this zone is oil productive.

James F. Park, CEO of GeoPark, commented: “GeoPark’s active drilling program in the first half of 2017 is already paying off – all underpinned by continued exciting results from our Colombia projects; especially the Tigana and Jacana oil fields, where our team keeps drilling to push out and define field boundaries. During 2017, additional big rewards are expected from our total 30-35 well drilling program in Colombia and across our rich asset platform in Latin America – including high potential prospects in Argentina, Chile, and Brazil.”

For further information please contact: INVESTORS:
Pablo Ducci – Director Capital Markets Santiago, Chile T: +562 2242 9600	pducci@geo-park.com

Dolores Santamarina – Investor Manager Buenos Aires, Argentina T: +5411 4312 9400	dsantamarina@geo-park.com

MEDIA:

Jared Levy – Sard Verbinnen & Co New York, USA T: +1 (212) 687-8080	jlevy@sardverb.com

Kelsey Markovich – Sard Verbinnen & Co New York, USA T: +1 (212) 687-8080	kmarkovich@sardverb.com

GeoPark can be visited online at www.geo-park.com

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including expected 2017 production growth, payback timing, IRR and capital expenditures plan. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief FinancialOfficer

Date: February 2, 2017